ALZAMEND NEURO, INC.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

May 10, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Abby Adams, Esq. and Tim Buchmiller, Esq.,
Office of Life Sciences
Division of Corporation Finance

Re:	Alzamend Neuro, Inc.
Draft Registration Statement on Form S-1
Submitted April 2, 2021
CIK No. 0001677077

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), for the registration of $10,000,000 of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter, dated April 20, 2021, with respect to the Company’s Confidential Submission No. 2 of its Draft Registration Statement on Form S-1 (CIK No. 0001677077) submitted confidentially to the Division of Corporation Finance by the Company on April 2, 2021, as discussed below.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Tim Buchmiller, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

Amendment No. 1 to Draft Registration Statement

Our Company, page 1

Comment 1. We reissue comment 2. Revise to clarify that you are a pre-clinical stage company.

Response: The Company has revised the description of its stage of development to “preclinical” pursuant to your comments. See pages 1, 13, 47, 50 and 57.

Our Product Candidates, page 1

Comment 2. Refer to comment 3. You revised the document to refer to AL001 not as your lead product candidate, which was appropriate, but as the "patented solution" that you "will first move to commercialization." As "solution" implies efficacy and "commercialization" implies FDA approval, please delete these and similar references for the reasons cited in comment 3.

Response: The Company has removed or edited the phrases “patented solution” and “will first move to commercialization,” and related phrases using “commercialization,” throughout the Registration Statement pursuant to your comments. See pages 1, 3, 4, 7, 13, 16, 25, 53, 57, 60 and 62.

Comment 3. We refer to your statements on page 2 that a product candidate could be designated as a "breakthrough therapy" or qualify for expedited development. As requested by prior comment 5, please balance your discussion by disclosing that you have not received these designations and expand your disclosure to explain that this designation, if received, does not increase the likelihood that your product candidate will receive approval.

Response: The Company has clarified the “breakthrough therapy” and expedited development phrases pursuant to your comments. See pages 2, 5, 6, 21, 22, 58, 59, 61 and 62.

Comment 4. We note the FDA correspondence you provided in response to comment 7. Tell us how you determined from the FDA's response that your proposed test parameters were reasonable to support human clinical trials, as you disclose on page 2.

Response: In its response, the FDA specifically referenced exposure-based criteria for the "reference product" (lithium carbonate). In response to question #1, the FDA confirmed that the Company’s "proposed test parameters for AL001 (LiProSal) appear reasonable to support a Phase 1 study.” See pages 1 and 57.

Dilution, page 41

Comment 5. Please explain how you calculated the historical net tangible book value as of January 31, 2021 of $802,007 as that appears to be your amount of Total Assets.

Response: The Company has corrected the net tangible book value as of January 31, 2021. See page 43.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 44

Comment No. 6. We note your response to comment 17. Disclose the delay in results from the study and the reasons for the delay.

Response: The Company’s project with Charles River Laboratories was initially limited to toxicology. However, the project was subsequently expanded to include two additional tests for efficacy, more specifically, an immunoglobulin analysis and a biodistribution study. See pages 2 and 58.

Impact of Coronavirus on Our Operations, page 53

Comment 7. We note your response to comments 20 and 21. Revise this section and/or your disclosure in the Facilities section on page 73 to clarify whether or to what extent remote work necessitated by coronavirus restrictions has negatively impacted your efficiency.

Response: The Company has revised and made consistent the coronavirus-related language in “MD&A – Impact of Coronavirus on Our Operations” and “Business – Facilities” pursuant to your comments. See pages 54 and 75.

Business

Our Proprietary Technology, page 57

Comment 8. We note the revised disclosure reporting results of your preclinical studies. Revise to briefly disclose the material study data supporting these conclusions, including for example, the numbers of subjects and length of study. Quantify your descriptions of results, such as "improved cognitive function," "reduced depression," and "superior protection" and clarify whether the amounts were statistically significant.

Response: The Company has expanded the disclosure about its preclinical studies pursuant to your comments. See pages 4, 60 and 61.

Description of Capital Stock, page 91

Comment 9. We note your response to comment 33 and the revised disclosure on page 93 reflecting the content of your bylaws in the present tense. As you have included as exhibits both your prior bylaws (Exhibit 3.2), and now contain your Amended and Restated Bylaws (Exhibit 3.3), revise the Choice of Forum section on page 93 to clarify that the choice of forum provision is found in your "Amended and Restated Bylaws." Tell us why you have retained your prior bylaws as an exhibit if they are no longer in effect.

Response: The Company has revised the Exhibit Index pursuant to your comments. See page II-3. The Company’s outdated Bylaws have been removed.

* * *

The Company respectfully requests the staff’s review of the Registration Statement so that it may proceed to file a pricing amendment and circulate a preliminary prospectus in order to complete its initial public offering in late May or early June 2021.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the Executive Vice President and General Counsel of the Company (tel.: (646) 650-5044) or to the undersigned (tel.: (507) 451-2234).

Very truly yours,

/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer

cc:	Henry C.W. Nisser, Esq. Spencer G. Feldman, Esq.